S

18005282

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-69511

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Halifax America LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15233 Ventura Blvd Suite 605
(No. and Street)

Sherman Oaks (City) CA (State) 91402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Devin Brady 818-361-7881
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA PC
(Name – *if individual, state last, first, middle name*)

125 E. Lake Street (Address) Bloomingdale (City) IL (State) 60108 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR -5 2018
DIVISION OF TRADING & MARKETS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

yw

OATH OR AFFIRMATION

I, Devin Brady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Halifax America LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BETTY STASZEK CHAIN
COMM. # 2126103
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
COMM. EXPIRES OCT. 4, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halifax America, LLC Audited Financial Statements and Supplemental Information December 31, 2017

Table of Contents

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8943
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Halifax America, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Halifax America, LLC as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Halifax America, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Halifax America, LLC's management. Our responsibility is to express an opinion on Halifax America, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Halifax America, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, Schedule I, has been subjected to audit procedures performed in conjunction with the audit of Halifax America, LLC's financial statements. The supplemental information is the responsibility of Halifax America, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information, Schedule I, is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Halifax America, LLC's auditor since 2018.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2018

Halifax America LLC
Statement of Financial Conditions
As of December 31, 2017

ASSETS	
Cash	$99,012
Commission Receivable	$94,488
Fixed Assets-net of accumulated depreciation of $12,404	$4,673
Security Deposit	$9,334
Goodwill – net of accumulated amortization of $1860	$65,140
Prepaid Expense	$1,832
TOTAL ASSETS	$274,479
LIABILITIES & MEMBERS' EQUITY	
Liabilities	
Accounts payable & accrued expenses	$53,776
Total Liabilities	$53,776
Members' Equity:	
Members' Equity	$425,304
Retained Deficit	($204,601)
Total Members' Equity	$220,703
Total Liabilities & Members' Equity	$274,479

Please see the notes to the financial statements

Halifax America, LLC
Statement of Operations
for the Year Ended December 31, 2017

Commission revenues	$952,436
General and Administrative expenses:	
Consulting expense	$74,005
Salaries Expense	$570,544
Rent Expense	$52,452
Administration	$254,657
Total general and administrative Expenses	$951,658
Profit before provision for income tax	$778
Provision for income taxes	0
Net Profit	$778

Please see the notes to the financial statements

Halifax America, LLC
Statement of Changes in Members' Equity
For the year Ended December 31, 2017

	Members' Equity	Retained Deficit	Total
Balance at December 31, 2016	$306,559	($205,380)	$101,179
Net member's contributions	$118,745		$118,745
Net Profit		$778	$778
Balance of December 31, 2017	$425,304	($204,601)	$220,702

Please see notes to the financial statements

Halifax America, LLC
Statement of Cash Flows
For the year Ended December 31, 2017

Operating Activities:	
Net Income	$778
Adjustments to reconcile net income not requiring the use of cash:	
Depreciation and amortization expense	$5275
Changes in other operating assets and liabilities:	
Commission receivable	($61,822)
Security Deposit	($5,000)
Prepaid Expense	($1,832)
Accounts payable & accrued expenses	$15,647
Net Cash operations	$(46,954)
Investing Activities:	
Purchase of Goodwill	$(67,000)
Net cash used by investing activities	$ 67,000
Financing Activities:	
Members' contributions	$118,745
Net cash provided by financing activities	$118,745
Net increase in cash during the year	$4,791
Cash balance at December 31,2016	$94,221
Cash balance at December 31, 2017	$99,012
Supplemental disclosures of cash flow information:	
Interest paid during year	$0
Income taxes paid during the year	$0

Please see the notes to the financial statements

Halifax America, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2017

1. Organization of the Company and Nature of Operations

Halifax America, LLC (the Company) is organized under the International Business Companies Act in Seychelles. The Company was formed in June 2011 for the purpose of conducting business as an introducing broker (IB) and a securities broker dealer (BD). As an IB, the firm is a member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) authorized to solicit accounts for trading in registered futures. In addition, as a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) authorized to market investments in securities and other financial instruments.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenue Recognition- Commission revenues and related fees are recognized in full upon the opening of an option contract and on a half turn basis upon the opening of a future contract and the closing of a future contract.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair Value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets

or liabilities: quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of assets and liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

The value of cash, commission receivables, and accounts payables and accrued expenses are estimated to approximate fair market value at December 31, 2017 because of their short-term nature.

4. Off Balance Sheet Risk

The Company executes various transactions for the benefit of customers through the clearing futures commission merchant (FCM). This business activity subjects the Company to certain off - balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. These transactions are contracted on a margin basis whereby the customer is required to maintain minimum margin with the clearing FCM. In the event that a customer is in default of an obligation to the FCM, the FCM will require the Company to fulfill the obligation on behalf of its customer. This exposes the company to credit risk.

The Company seeks to control this risk by monitoring the transactions of customer accounts on a real-time basis. The Company has the authority to liquidate customer positions at its discretion in order to ensure the account does not expose the Company to an unacceptable level of credit risk.

5. Net Capital Requirements

As an introducing broker, the Company is subject to the CFTC's Net Capital Rule 1.17 which requires the Company to maintain net capital, as defined, of the greater of $45,000 or an amount based upon the number of associated person(brokers) and branch offices registered with the firm.

As a broker dealer, the company is also subject to the Securities and Exchange Commission Uniform Net Capital Rule (Sec Rule 15c 3-1) which requires the Company to maintain a minimum net capital equal to the greater of $5,000 or 6.67% of aggregate indebtedness. At December 31,2017 the company had a net capital of $139,724 which exceeded the minimum net capital requirement by $94,724.

6. Commitments & Contingencies

The Company is committed to a non-cancellable lease for its office space in Sherman Oaks, CA and Chicago, Illinois. Minimum lease payments are due as follows:

2018	$39,324
2019 (Chicago)	$1832
Total	$41,156

In December 2015, the Company was sued by Chart Trading Development LLC in the U.S. District Court for the Eastern District of Texas. Chart alleges the Company, and other defendants, infringed on their patent rights for certain trading platforms used by the Company in the conducting of its business activities.

The Company intends to vigorously defend itself in this matter. Management, at the date of these financial statements, cannot reasonable predict a contingent liability, if any at all, that may arise as a result of the resolution of this issue. The lawsuit is currently on appeal with no current updates.

7. Goodwill

During the year ended on December 31, 2017 the company purchased the existing customers accounts of Fast Trading Services, LLC recognizing goodwill of approximately $67,000. The company is amortizing over the straight- line method for 10 years.

8. Subsequent Events

The company has made a review of material subsequent events from December 31,2017 through the date of this report, which is the date the financial statements were available to be issued, and found no material subsequent events reportable during this period.

Schedule I

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

Credit:	
Members' equity	$220,703
Debits:	
Non-allowable assets:	
Security deposit	$ (9,334)
Fixed Assets-net	(4,673)
Goodwill-net	(65,140)
Prepaid Expenses	(1,832)
Net Capital	$139,724
Less Haircuts	0
ADJUSTED NET CAPITAL	$139,724
Minimum requirements of 6-2/3% of aggregate indebtedness, $5,000 or $45,000 whichever is greater	$45,000
Excess Net Capital	$94,724
Aggregate Indebtedness:	$53,776
Aggregate Indebtedness to Net Capital	39.72%
Reconciliation to unaudited FOCUS	
Excess net capital previously reported on form x-17A-5, as amended	$134,724
Adjust minimum requirement (introducing broker per CFTC Reg 1.17)	$(40,000)
Excess net capital per this report	$94,724

Please see the Independent Public Accounting Firm report

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

128 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Halifax America, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Halifax America, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Halifax America, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (2)(ii) (exemption provisions) and (2) Halifax America, LLC stated that Halifax America, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Halifax America, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Halifax America, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2)(ii) (exemption provisions) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
February 28, 2018

Halifax America LLC
15233 Ventura Blvd.- Suite 605
Sherman Oaks, CA 91403

December 31, 2017

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Halifax America LLC. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Secur itis and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dea le rs"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief Halifax America LLC. states the following:

Halifax America LLC claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(ii) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Halifax America LLC met the identified provision throughout the most recent fiscal year without exceptions.

Thank you.

CEO/Managin g Member